UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be included in statements filed pursuant to Rules 13d-1(b)

and (c) and amendments thereto filed pursuant to Rule 13d-2(b)

(Amendment No. 13*)

TOMPKINS FINANCIAL CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

890110 10 9

(CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 890110 10 9	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tompkins Trust Company EIN: 15-0470650
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  (b) 
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,516,415
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,516,415
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,516,415
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)  EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.28%
12.	TYPE OF REPORTING PERSON* BK

* SEE INSTRUCTIONS

Page 3 of 5 Pages

Item 1(a). Name of Issuer:

Tompkins Financial Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

The Commons, P.O. Box 460

Ithaca, NY 14851

Item 2(a). Name of Person Filing:

Tompkins Trust Company

Item 2(b). Address of Principal Business Office, or, if None, Residence:

Tompkins Trust Company

P.O. Box 460

Ithaca, NY 14851

Item 2(c). Citizenship:

United States

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.10 par value

Item 2(e). CUSIP Number:

890110 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

☒ Bank as defined in Section 3(a)(6) of the Act.

Item 4(a). Amount Beneficially Owned:

1,516,415

Item 4(b). Percent of Class:

10.28%

Page 4 of 5 Pages

Item 4(c). Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

1,516,415

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

1,516,415

Item 5. Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Page 5 of 5 Pages

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/11/14

Date

/s/ Francis M. Fetsko

Signature

Francis M. Fetsko, EVP & Chief Financial Officer

Name/Title